UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRENMILLER ENERGY LTD.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

M2R43K362

(CUSIP Number)

Alpha Capital Anstalt

Altenbach 8

FL-9490 Vaduz, Liechtenstein

Tel.: 011- 423-232-3195

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2R43K362	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lichtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,542,290 Ordinary Shares
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,542,290 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,290 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☑

The aggregate amount in Row 7 excludes the Ordinary Shares purchasable pursuant to Warrants owned by the Reporting Person which contain a contractually stipulated 9.99% ownership restriction.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.73%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based on 7,094,791 Ordinary Shares issued and outstanding as of October 28, 2024 as disclosed in Post Effective Amendment No. 2 to Form F-1 filed with the Securities and Exchange Commission on October 28, 2024.

CUSIP No. M2R43K362	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

1,542,290 Ordinary Shares no par value

Warrants to purchase 32,251 Ordinary Shares

Brenmiller Energy Ltd.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Item 2.	Identity and Background.

Alpha Capital Anstalt

Altenbach 8

9490 Vaduz, Liechtenstein

Citizenship - Liechtenstein

Item 3.	Source or Amount of Funds or Other Consideration.

Funds for the purchase of the Ordinary Shares were derived from general working capital

Item 4.	Purpose of Transaction.

On August 4, 2024, the Reporting Person entered into a Private Placement Agreement (which Agreement was amended as of November 4, 2024) for the purchase of 1,000,000 Ordinary Shares at a per share price of $1.05 for gross proceeds of $1,050,000.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 1,542,290 Ordinary Shares no par value, which constitute 21.73% of the outstanding Ordinary Shares of the Issuer. The Reporting Person is the beneficial owner of Warrants to purchase 32,251 Ordinary Shares.

(b)	The Reporting Person has sole voting and dispositive power of all securities of the Issuer beneficially owned by Reporting Person.

(c)	Transactions in the class of securities reported on that were affected in the past 60 days: On December 4, 2024, the Reporting Person acquired 1,000,000 Ordinary Shares of the Issuer at a purchase of $1.05 per share pursuant to a Private Placement Agreement dated as of August 4, 2024 and amended as of November 4, 2024 pursuant to the Brenmiller Energy Ltd. Private Placement Agreement Amendment No. 1 (“Amendment”). Pursuant to the Amendment, the Issuer was required to obtain a certain consent within 120 days of November 4, 2024 which consent was received on November 27, 2024. The Reporting Person was also granted the right to purchase an additional 1,000,000 Ordinary Shares (or ordinary share equivalents) in the event the Issuer’s Ordinary Shares close at or above $2.50 per month within the next twelve months.

(d)	No person other than the Reporting Person has the right to receive or power to direct receipt of dividends or the proceeds from the sales of the Ordinary Shares in this item 5.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. M2R43K362	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

/s/ Konrad Ackermann
ALPHA CAPITAL ANSTALT
By:	Konrad Ackermann, Director